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Re: Upcoming Proxy Votes for Fidelity Congress Street Fund and Fidelity Exchange Fund

Dear <Personalized>:

We are writing to let you know that the Board of Trustees of both Fidelity Congress Street Fund and Fidelity Exchange Fund have approved submitting to fund shareholders proposals to merge the funds into Spartan® 500 Index Fund.

Because you are a shareholder of one or both of these funds, you will soon receive an important proxy package containing more information and asking you to vote your shares at an upcoming shareholder meeting. Approval of each proposal will be determined solely by approval of shareholders of the respective fund and it will not be necessary for both proposals to be approved for either merger to occur.

Fidelity Congress Street Fund launched almost 50 years ago and Fidelity Exchange Fund launched over 30 years ago. The funds have been closed to new investments (other than reinvestment of dividend and capital gain distributions) since their initial subscription periods ended. As shareholders in the funds have gradually redeemed their shares over the years, the shareholder base in each fund has grown more concentrated, with fewer shareholders and a fairly large percentage of each fund currently being owned by a handful of shareholders. While not problematic to date, Fidelity Management & Research Company, as manager of each fund, believes this situation could create the potential for future disruption as shareholders continue to redeem.

How would these mergers benefit you?

If shareholders of your fund approve the proposal, you will become a shareholder of Spartan® 500 Index Fund-Advantage Class. Each fund's Board believes it to be in the best interest of fund shareholders to merge the fund into Spartan® 500 Index Fund.

  Spartan®500 Index Fund is a larger, diversified portfolio of common stocks that compose the S&P 500® Index.
  Shareholders are expected to benefit from a decrease of approximately 0.43% in net expenses (from 0.50% for each fund currently to 0.07% for Spartan® 500 Index Fund-Advantage Class). Please note that the gross expense ratio for the Spartan® 500 Index Fund-Advantage Class is the same as its net expense ratio.
  While Fidelity Congress Street Fund and Fidelity Exchange Fund typically pay redemption proceeds in kind (i.e., in securities), Spartan® 500 Index Fund typically pays cash, meaning redemption processing would be more convenient, timely, and cost effective.

Your vote is needed.

By voting your shares when your proxy package arrives in the mail in early 2011, you will help make it possible for the shareholder meetings to be held on time and to eliminate additional solicitation costs that may result if the necessary votes to reach a quorum are not received promptly. If you have questions regarding these mergers, please contact your representative or call 800-544-6666. Representatives are available 24 hours a day, 7 days a week.

As always, thank you for investing with Fidelity.

Sincerely,

/s/John F. Haley, Jr.

John F. Haley, Jr.
Executive Vice President
Professional Services Group
Fidelity Investments
Fidelity Brokerage Services LLC

For a free copy of the proxy statement describing the merger of Fidelity Congress Street Fund into Spartan® 500 Index Fund and the merger of Fidelity Exchange Fund into Spartan® 500 Index Fund (and containing important information about fees, expenses, and risk considerations) and for a prospectus for Spartan® 500 Index Fund, please call 800-544-6666 after January 18, 2011. The prospectus and proxy statement will also be available for free on the Securities and Exchange Commission's Web site (www.sec.gov). The prospectus for the Spartan® 500 Index Fund is also currently available on Fidelity.com

Fidelity Brokerage Services LLC, Member NYSE, SIPC
900 Salem Street, Smithfield, RI 02917

© 2010 FMR LLC. All rights reserved.

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